                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                                  -----------------

                                     SCHEDULE 13D
                                    (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    RULE 13D-2(a)

                               Diametrics Medical, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, par value $0.01
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                    [252532 10 6]
--------------------------------------------------------------------------------
                                     CUSIP Number

                                BCC Acquisition II LLC
                              c/o Bay City Capital LLC
                                  750 Battery Street
                                      Suite 600
                           San Francisco, California  94111
                                    (415) 676-3830

                                   with a copy to:

                                Timothy G. Hoxie, Esq.
                           Heller Ehrman White & McAuliffe
                                   333 Bush Street
                           San Francisco, California  94104
                                    (415) 772-6052
--------------------------------------------------------------------------------
                         (Name, address and telephone number
             of person authorized to receive notices and communications)

                                     June 30,1998
                                     ------------
                            (Date of Event which requires
                              filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                            (Continued on following pages)

                                 (Page 1 of 20 Pages)

CUSIP NO. 252532 10 6            13D                        Page 2 of 20 pages

1)   NAMES OF REPORTING PERSONS              BCC Acquisition II LLC


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                            (b)  /X/


3)   SEC USE ONLY


4)   SOURCE OF FUNDS                                   WC, AF


5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                              / /


6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware


   NUMBER OF   7)  SOLE VOTING POWER                             -0-
    SHARES          _______________________________________________
BENEFICIALLY
    OWNED      8)  SHARED VOTING POWER        up to 3,530,382 shares
      BY            ________________________________________________
     EACH
   REPORTING   9)  SOLE DISPOSITIVE POWER                        -0-
    PERSON          _______________________________________________
     WITH
               10)  SHARED DISPOSITIVE POWER up to 3,530,382 shares


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             up to 3,530,382 shares

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              / /


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          14.3%


14)  TYPE OF REPORTING PERSON                                      OO

CUSIP NO. 252532 10 6            13D                        Page 3 of 20 pages

1)   NAMES OF REPORTING PERSONS         The Bay City Capital Fund I, L.P.


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                            (b)  /X/


3)   SEC USE ONLY


4)   SOURCE OF FUNDS                                   WC, AF


5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                              / /


6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware


   NUMBER OF   7)  SOLE VOTING POWER                             -0-
    SHARES          __________________________________________________
BENEFICIALLY
    OWNED      8)  SHARED VOTING POWER        up to 3,530,382 shares
      BY            __________________________________________________
     EACH
   REPORTING   9)  SOLE DISPOSITIVE POWER                        -0-
   PERSON           __________________________________________________
   WITH
          10)  SHARED DISPOSITIVE POWER up to 3,530,382 shares


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             up to 3,530,382 shares

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              / /


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          14.3%


14)  TYPE OF REPORTING PERSON                                      PN

CUSIP NO. 252532 10 6            13D                        Page 4 of 20 pages

1)   NAMES OF REPORTING PERSONS         Bay City Capital Management LLC


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                            (b)  /X/


3)   SEC USE ONLY


4)   SOURCE OF FUNDS                                        AF


5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                              / /


6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware


   NUMBER OF   7)  SOLE VOTING POWER                             -0-
    SHARES          __________________________________________________
 BENEFICIALLY
    OWNED      8)  SHARED VOTING POWER        up to 3,530,382 shares
     BY             __________________________________________________
    EACH
   REPORTING    9)  SOLE DISPOSITIVE POWER                       -0-
    PERSON          __________________________________________________
         WITH
               10)  SHARED DISPOSITIVE POWER up to 3,530,382 shares


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             up to 3,530,382 shares

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              / /


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          14.3%


14)  TYPE OF REPORTING PERSON                                      OO

CUSIP NO. 252532 10 6            13D                        Page 5 of 20 pages

1)   NAMES OF REPORTING PERSONS         Bay City Capital LLC


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                            (b)  /X/


3)   SEC USE ONLY


4)   SOURCE OF FUNDS                                        AF


5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                              / /


6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware


   NUMBER OF   7)  SOLE VOTING POWER                             -0-
     SHARES         __________________________________________________
BENEFICIALLY
     OWNED     8)  SHARED VOTING POWER        up to 3,530,382 shares
       BY           __________________________________________________
      EACH
   REPORTING   9)  SOLE DISPOSITIVE POWER                       -0-
       PERSON       __________________________________________________
      WITH
               10)  SHARED DISPOSITIVE POWER up to 3,530,382 shares


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             up to 3,530,382 shares

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              / /


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          14.3%


14)  TYPE OF REPORTING PERSON                                      OO

CUSIP NO. 252532 10 6            13D                        Page 6 of 20 pages

                                    INTRODUCTION

     BCC Acquisition II LLC, a Delaware limited liability company ("BCC Acquisition"), hereby files this Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons (as defined under Item 2) identified herein pursuant to the Agreement with respect to Schedule 13D attached hereto as
Exhibit 7(1).

     Bay City Capital Fund I, L.P., a Delaware limited partnership ("BCC"), is the managing member of BCC Acquisition. Bay City Capital Management, LLC, a Delaware limited liability company ("BCC Management"), is the general partner of BCC. Bay City Capital LLC, a Delaware limited liability company ("BCC LLC") provides investment advice to BCC.

     Pursuant to a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement") dated June 30, 1998, among Diametrics Medical, Inc., a Minnesota corporation (the "Issuer"), BCC Acquisition and certain other persons, attached hereto as Exhibit 7(2), the Issuer agreed to issue 2,142,858 shares ("Shares") of its common stock ("Common Stock") and a warrant or warrants ("Warrant" or "Warrants") to acquire, at any time and from time to time, 714,286 additional Shares to BCC Acquisition and such other persons for an aggregate purchase price of $15,000,006, as described below.(1) The Warrant or Warrants will be issued in the form attached hereto as Exhibit 7(3)).

     The purchase and sale transaction is conditioned upon BCC Acquisition arranging for a $7.3 million financing to enable the Issuer to repay an outstanding note to Howmedica, Inc. in the same principal amount. The terms of the proposed financing are set forth in a note purchase agreement ("Note Purchase Agreement") that is an exhibit to the Common Stock Purchase

-------------------------------
     (1)Pursuant to the Common Stock Purchase Agreement, BCC Acquisition shall acquire 2,049,572 Shares and a Warrant or Warrants to acquire an additional 683,191 Shares, and persons other than BCC Acquisition, listed on Schedule A of the Common Stock Purchase Agreement attached hereto as Exhibit 7(2), shall acquire 93,286 Shares and a Warrant or Warrants to acquire an additional 31,095 Shares.

CUSIP NO. 252532 10 6            13D                        Page 7 of 20 pages

Agreement and the notes to be issued pursuant thereto ("Notes"). A copy of the Note Purchase Agreement is attached hereto as Exhibit 7(4) and a copy of the form of Notes is attached hereto as Exhibit 7(5). The identity of the proposed purchasers of the Notes is set forth in a schedule to the Note Purchase Agreement, however, the ultimate purchasers may be different. The terms of the Note Purchase Agreement include the rights of holders of the Notes to convert all or a portion of the obligations evidenced thereby at any time into the Issuer's Common Stock at a conversion price of $8.40 per share.

     The Note Purchase Agreement contemplates that BCC Acquisition will acquire Notes for $6.7 million and other persons listed on the schedule attached to the Note Purchase Agreement will acquire Notes for $600,000. If converted, in accordance with the proposed Note Purchase Agreement, BCC Acquisition would acquire an additional 797,619 Shares of Common Stock.

     As of June 30, 1998, there were 21,189,923 shares of the Issuer's common stock outstanding. If the purchase and sale of shares described in the Common Stock Purchase Agreement are consummated, the number of shares of Common Stock to be issued by the Issuer to BCC Acquisition (2,049,572 Shares) would constitute approximately 8.8% of the number of shares of the Issuer's Common Stock that will be outstanding following the Closing under the Common Stock Purchase Agreement (the "Closing") (or approximately 11.4% if BCC Acquisition exercised all of its Warrants to acquire an additional 683,191 Shares).

     Assuming that BCC Acquisition acquires all of the Notes attributable to it on Schedule 1 to the Note Purchase Agreement and such Notes are converted into shares of the Issuer's Common Stock as provided in the Note Purchase Agreement, and assuming BCC Acquisition exercises all of its Warrants, then the number of shares of Common Stock to be issued by the Issuer to BCC Acquisition (3,530,382 Shares) would constitute approximately 14.3% of the number of shares of the Issuer's Common Stock that will be outstanding following the Closing.

CUSIP NO. 252532 10 6            13D                        Page 8 of 20 pages

     The Common Stock Purchase Agreement and Note Purchase Agreement also provide that the Issuer will register the Shares and the Shares resulting from both the exercise of the Warrants and the conversion of the Notes.



     Item 1.   SECURITY AND ISSUER.



     The class of equity securities to which this Statement relates is the common stock, par value of $0.01, of Diametrics Medical, Inc., a corporation incorporated under the laws of Minnesota, whose principal executive offices are located at 2658 Patton Road, Roseville, Minnesota 55113.



     Item 2.   IDENTITY AND BACKGROUND.



     This Statement is filed on behalf of BCC Acquisition, BCC, BCC Management and BCC LLC, which serves as investment advisor to BCC Management pursuant to an advisory agreement. BCC Acquisition, BCC, BCC Management and BCC LLC are each referred to herein as a "Reporting Person" and are collectively referred to herein as the "Reporting Persons."



     a.   BCC ACQUISITION



     The principal executive offices of BCC Acquisition are located at 750 Battery Street, Suite 600, San Francisco, California, 94111. BCC Acquisition is a manager-managed Delaware limited liability company formed for the purpose of completing the transactions described in the

CUSIP NO. 252532 10 6            13D                        Page 9 of 20 pages

Introduction and under Items 3 and 4. The members of BCC Acquisition are BCC and Bay Investment Group, L.L.C., a Delaware limited liability company ("BIG"). The manager of BCC Acquisition is BCC, which has sole voting power and sole dispositive power with respect to the business, properties and affairs of BCC Acquisition.



     b.   BCC.



          The principal executive offices of BCC are located at 750 Battery Street, Suite 600, San Francisco, California 94111. BCC is a Delaware limited partnership the principal business of which is making investments in a variety of special situations, including without limitation, recapitalizations and biotechnology companies. BCC is the manager of BCC Acquisition and has sole voting power and sole dispositive power with respect to the business, properties and affairs of BCC Acquisition.



     c.   BCC MANAGEMENT.



     The principal executive offices of BCC Management are located at 750 Battery Street, Suite 600, San Francisco, California 94111. BCC Management is a Delaware limited liability company the principal business of which is serving as the general partner of BCC. The members of BCC Management are two limited liability companies, The Craves Group LLC, a Delaware limited liability company, and BCC Amalgamated, LLC, a Delaware limited liability company. Each member has a 50% membership interest in BCC Management. The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC Management are set forth on Schedule 1 hereto.

CUSIP NO. 252532 10 6            13D                       Page 10 of 20 pages



     d.   BCC LLC.



     The principal executive offices of BCC LLC are located at 750 Battery Street, Suite 600, San Francisco, California 94111. The principal business of BCC LLC is to provide consulting and other investment banking services to life sciences companies. BCC LLC is a Delaware limited liability company. The members of BCC LLC are two limited liability companies, The Craves Group LLC, a Delaware limited liability company, and BCC Amalgamated, LLC, a Delaware limited liability company. Each member has a 50% membership interest in BCC LLC. The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC Management are set forth on Schedule 2 hereto.



     During the last five years none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



     Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



     The total amount of funds required by BCC Acquisition to purchase the Common Stock and the Warrants, which are to be acquired in the transactions described above, is up to

CUSIP NO. 252532 10 6            13D                       Page 11 of 20 pages

$14,347,004. Under the currently proposed arrangement for purchase of the Notes, BCC Acquisition would provide up to an additional $6,700,000. The aggregate amount, $21,047,004, is referred to below as the "Funds".

     The Limited Liability Company Operating Agreement for BCC Acquisition II LLC, dated as of June 30, 1998 (the "LLC Agreement," attached hereto as
Exhibit 7(6)), by and between BCC and BIG, currently provides that BCC will contribute $10,000,000 to BCC Acquisition and that BIG will contribute the balance of the required Funds, up to a maximum of $9,047,004. The additional $2 million in Funds, if needed, would be contributed by BIG, and the LLC agreement would be amended accordingly. The LLC Agreement also provides, among other terms, covenants and conditions, that BCC alone will manage the business of BCC Acquisition, and that BCC is not removable as manager (as more fully described in Exhibit 7(6) below).

CUSIP NO. 252532 10 6            13D                       Page 12 of 20 pages



          Item 4.   PURPOSE OF TRANSACTION.



     The purpose of the transaction is to acquire for cash Common Stock and a Warrant or Warrants of the Issuer under the Common Stock Purchase Agreement and to finance the Issuer's repayment of an outstanding note to Howmedica, Inc. in the principal amount of $7,300,000. As a result of the transaction, BCC Acquisition will have a significant equity interest in the Issuer.

     Pursuant to the Common Stock Purchase Agreement, BCC Acquisition will acquire up to 2,049,572 Shares and a Warrant to acquire up to 683,191 additional Shares for an aggregate purchase price of up to $14,347,004, as described below. The Warrant or Warrants will be issued in the form attached hereto as Exhibit 7(3)). Under the Note Purchase Agreement, BCC Acquisition will acquire the right to obtain up to 797,619 additional Shares.

     Upon consummation of the purchase and sale under the Common Stock Purchase Agreement, BCC Acquisition shall obtain representation on the board of directors of the Issuer. Under the terms of the Common Stock Purchase Agreement, the Issuer has agreed to appoint two representatives of BCC Acquisition to serve as members of the board of directors. In addition, so long as BCC Acquisition and the other parties purchasing Shares pursuant to the Common Stock Purchase Agreement (or its or their assignees) collectively own at least 5% of the Issuer's outstanding voting securities or at least 75% of the number of Shares issued at the time of Closing under the Common Stock Purchase Agreement, the Issuer will use its reasonable best efforts to ensure that such persons' two representatives will be included in the Issuer's proxy materials as nominees of the board of directors for election to the board and elected to serve on the Issuer's board of directors. BCC Acquisition will hold a majority of the Shares deciding upon the choice of such two representatives and the Common Stock Purchase Agreement provides that the two nominees will be designated by such majority.

CUSIP NO. 252532 10 6            13D                       Page 13 of 20 pages

     BCC Acquisition does not presently have any plans to acquire control of the Issuer, nor does it have any current plans relating to or which would result in
(i) an extraordinary corporate transaction relating to Issuer, (ii) the sale or transfer of a material amount of the Issuer's assets, (iii) a change (beyond that described above) in the Issuer's board of directors or management,
(iv) any material change in the Issuer's capitalization or dividend policy beyond that described in the Common Stock Purchase Agreement and Note Purchase Agreement, (v) any other material change to the Issuer's corporate structure and business, or (vi) distribution of the Issuer's shares or termination of the Registration of the Issuer's shares under Section 12 of the Exchange Act.

     While BCC Acquisition presently intends to hold the shares it acquires under the Common Stock Purchase Agreement, it reserves the right to either acquire more such shares or sell, in any lawful manner, any or all of such shares at any time. In this regard, BCC Acquisition notes that, pursuant to the Common Stock Purchase Agreement, the Issuer has agreed to file within 45 days of the Closing (as defined in the Common Stock Purchase Agreement) an S-3 shelf registration statement covering the Shares issued at the Closing as well as all shares acquired through the complete exercise of the Warrant or Warrants, and complete conversion of the Note or Notes.



     Item 5. INTEREST IN SECURITIES OF THE ISSUER.



     (a) and (b)


     The aggregate number of Shares and percentage of Common Stock of the Issuer (based upon the representation of the Issuer in the Common Stock Purchase Agreement that it had 21,189,923 shares of Common Stock outstanding as of June 30, 1998) beneficially owned by each

CUSIP NO. 252532 10 6            13D                       Page 14 of 20 pages

person named in Item 2, as well as the number of Shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case after giving effect to the transactions contemplated by the Common Stock Purchase Agreement, is set forth in the following table.



(This table shows the approximate maximum number of shares that could be acquired upon purchase and payment pursuant to the Common Stock Purchase Agreement and Note Purchase Agreement, and includes the Warrant Shares that would be received upon complete exercise of any Warrant or Warrants and complete conversion of any Note or Notes.)



-------------------------------------------------------------------------------------------------------------------------------
Reporting Person              No. of Shares      Percentage           Power to Vote       Power to Dispose
                              Beneficially       of Class           Shared      Sole      Shared      Sole
                                 Owned
-------------------------------------------------------------------------------------------------------------------------------
BCC Acquisition               up to 3,530,382     14.3%               up to 3,530,382     up to 3,530,382
-------------------------------------------------------------------------------------------------------------------------------
BCC                           up to 3,530,382     14.3%               up to 3,530,382     up to 3,530,382
-------------------------------------------------------------------------------------------------------------------------------
BCC Management                up to 3,530,382     14.3%               up to 3,530,382     up to 3,530,382
-------------------------------------------------------------------------------------------------------------------------------
BCC LLC                       up to 3,530,382     14.3%               up to 3,530,382     up to 3,530,382
-------------------------------------------------------------------------------------------------------------------------------



     The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.



     The Reporting Persons have been advised that: (a) certain trusts primarily for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased (the "RA Trusts") own indirect interests in each of BCC Acquisition, BCC, BCC Management and BCC LLC; (b) as of June 30, 1998, the RA Trusts owned indirectly 25,319 shares of common stock of the Issuer; (c) as of June 30, 1998, a limited liability company, the members of which are other trusts primarily for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased ("Amarfour") owned 1,789,100 shares of common stock of the Issuer;
(d) as of June 15, 1998, other trusts primarily for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased (the "Hoinfad Trusts") owned less than a 10% interest in AEOW 96, LLC ("AEOW"), which is a party to the Common Stock Purchase Agreement, and which owned 60,089 shares of common stock of the Issuer; (e) different individuals serve as trustees of the RA Trusts and the member trusts of Amarfour on the one hand and the Hoinfad Trusts on the other hand, and there is no overlap in trusteeships between the Hoinfad Trusts and the RA Trusts, but there is overlap in trusteeships between the RA Trusts and the member trusts of Amarfour; (f) none of the RA Trusts, Hoinfad Trusts, Amarfour, AEOW or the Reporting Persons have any express or implied agreement to act together for the purpose of acquiring, holding, voting or disposing of the common stock or any other securities of the Issuer; and (g) the RA Trusts expressly disclaim (i) the existence of any group with any or all of Amarfour, the Hoinfad Trusts, AEOW or the Reporting Persons, and (ii) beneficial ownership of the shares of common stock currently or hereafter owned by any or all of Amarfour, the Hoinfad Trusts, AEOW or the Reporting Persons.

     (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as provided for in the agreements described in the Introduction and under Items 3 and 4 above and attached hereto as Exhibits 7(2) through 7(5).

CUSIP NO. 252532 10 6            13D                       Page 15 of 20 pages

     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.



     (e)  Not applicable.



     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     (a)  COMMON STOCK PURCHASE AGREEMENT


     The Common Stock Purchase Agreement is described and/or referred to in the Introduction and Items 3, 4 and 5 and is attached as Exhibit 7(2).


     (b)  WARRANT


     The Warrant referred to in the Introduction and Items 3, 4 and 5 is attached as Exhibit 7(3).

CUSIP NO. 252532 10 6            13D                       Page 16 of 20 pages


     (c)  LLC AGREEMENT


     The LLC Agreement by and between BCC and BIG, provides that BCC will contribute $10,000,000 to BCC Acquisition and that BIG will contribute to BCC Acquisition the balance of the required Funds, up to a maximum of $9,047,004. The LLC Agreement also provides, among other terms, covenants and conditions, that BCC alone will manage the business of BCC Acquisition, and that BCC is not removable as manager (as more fully described in Exhibit 7(6) below).


     The description of the Common Stock Purchase Agreement, the Warrant, the Note Purchase Agreement, the Notes and the LLC Agreement contained in this
Schedule 13D, is qualified in its entirety by the complete text of the documents, copies of which are attached hereto as Exhibits 7(2) through 7(6).


     Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 7 (1).  Agreement with Respect to Schedule 13D.

Exhibit 7 (2).  Common Stock Purchase Agreement.

Exhibit 7 (3).  Warrant.

Exhibit 7 (4).  Form of Note Purchase Agreement.

Exhibit 7 (5).  Form of Note

Exhibit 7 (6).  Limited Liability Operating Agreement for BCC Acquisition II LLC

CUSIP NO. 252532 10 6            13D                       Page 17 of 20 pages

                                      SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 10, 1998

                              BCC Acquisition II LLC

                              By:  Its Manager
                                   The Bay City Capital Fund I, L.P.

                                   By:  Its General Partner
                                        Bay City Capital Management LLC

                                        By:  /s/ John D. Diekman
                                             --------------------
                                        Its: Manager

CUSIP NO. 252532 10 6            13D                       Page 18 of 20 pages

                                   LIST OF EXHIBITS


Exhibit No                           Description                          Page
                                     -----------                          ----
7(1)                Agreement with Respect to Schedule 13D.
7(2)                Common Stock Purchase Agreement
7(3)                Warrant
7(4)                Form of Note Purchase Agreement
7(5)                Form of Note
7(6)                Limited Liability Operating Agreement for
                    BCC Acquisition II LLC


CUSIP NO. 252532 10 6            13D                       Page 19 of 20 pages

                              SCHEDULE 1 TO SCHEDULE 13D


                           Bay City Capital Management LLC

                           MANAGERS AND EXECUTIVE OFFICERS



                                                                                   Present Principal
Name and Business Address (1)                          Title                    Occupation or Employment
-----------------------------                          -----                    ------------------------
Fred B. Craves                                         Manager                  Chairman, Manager and Managing
Bay City Capital Management LLC                                                 Director of Bay City Capital
750 Battery Street, Suite 600                                                   LLC and Manager of Bay City Capital
San Francisco, California 94111                                                 Management LLC

John D. Diekman                                        Manager                  Chairman of Affymetrix
Bay City Capital Management LLC
750 Battery Street, Suite 600
San Francisco, Ca.  94111

Roger H. Salquist                                      Manager                  Manager and Managing Director of
Bay City Capital Management LLC                                                 Bay City Capital LLC and Manager
750 Battery Street, Suite 600                                                   of Bay City Capital Management
San Francisco, Ca.  94111                                                       LLC

Thomas J. Pritzker                                     Manager                  President of Hyatt Corporation, a
200 West Madison Street                                                         diversified company primarily
38th Floor                                                                      engaged in real estate and hotel
Chicago, Ill.  60606                                                            management activities.

Jay A. Pritzker                                        Manager                  Chairman of the Board of Hyatt
200 West Madison Street                                                         Corporation, a diversified company
38th Floor Chicago, Ill.  60606                                                 primarily engaged in real estate and
                                                                                hotel management activities.

Gerald L. Cohn                                         Manager                  Investor
19355 Turnberry Way
Apt. TH-3
North Miami, Fl.  33180


(1) Each of Messrs. Craves, Diekman, Salquist, Thomas J. Pritzker, Jay A. Pritzker and Gerald L. Cohn are United States citizens.

CUSIP NO. 252532 10 6            13D                       Page 20 of 20 pages

                              SCHEDULE 2 TO SCHEDULE 13D

                                 Bay City Capital LLC

                           MANAGERS AND EXECUTIVE OFFICERS


                                                                                   Present Principal
Name and Business Address (1)                          Title                    Occupation or Employment
-----------------------------                          -----                    ------------------------
Fred B. Craves                                         Chairman,                Chairman, Manager and
Bay City Capital Management LLC                        Manager                  Managing Director of Bay City
750 Battery Street, Suite 600                                                   Capital LLC and Manager of Bay
San Francisco, California 94111                                                 City Capital Management LLC

John D. Diekman                                        Manager                  Chairman of Affymetrix
Bay City Capital Management LLC                        and
750 Battery Street, Suite 600                          Managing
San Francisco, Ca.  94111                              Director

Roger H. Salquist                                      Manager                  Manager and Managing Director
Bay City Capital Management LLC                        and                      of Bay City Capital LLC and
750 Battery Street, Suite 600                          Managing                 Manager of Bay City Capital
San Francisco, Ca.  94111                              Director                 Management LLC

Thomas J. Pritzker                                     Manager                  President of Hyatt Corporation, a
200 West Madison Street                                                         diversified company primarily
38th Floor                                                                      engaged in real estate and hotel
Chicago, Ill.  60606                                                            management activities.

Jay A. Pritzker                                        Manager                  Chairman of the Board of Hyatt
200 West Madison Street                                                         Corporation, a diversified
38th Floor Chicago, Ill.  60606                                                 company primarily engaged in
                                                                                real estate and hotel
                                                                                management activities.

Gerald L. Cohn                                         Manager                  Investor
19355 Turnberry Way
Apt. TH-3
North Miami, Fl.  33180


(1) Each of Messrs. Craves, Diekman, Salquist, Thomas J. Pritzker, Jay A. Pritzker and Gerald L. Cohn are United States citizens.